VIA EDGAR AND OVERNIGHT MAIL

March 19, 2015

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn: William H. Thompson
Accounting Branch Chief

Re:    O'Reilly Automotive, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 000-21318

Dear Mr. Thompson:

We are writing in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 13, 2015, to Mr. Thomas McFall, Chief Financial Officer of O’Reilly Automotive, Inc. (the “Company”), containing a comment with respect to the Company’s above referenced filing. For convenience, we have included our response below preceded by the exact text of the Staff’s comment.

Item 8. Financial Statements and Supplementary Data

Note 1 - Summary of Significant Accounting Policies, page 46

1.
We note your disclosure on page 9 that you maintain a loyalty program providing members the opportunity to earn points which may be redeemed toward coupons for discounts on future purchases. Please tell us how you account for your customer loyalty program and your consideration of disclosing your accounting policy specifically as it relates to the program.

Response:

In 2013, the Company established a retail loyalty program named “O’Rewards”, which was designed to build Brand recognition. The program allows a retail customer to enroll at no charge, does not impose a membership fee and provides members with the ability to earn loyalty points by making qualifying purchases at the Company’s stores. Upon reaching 150 points, a member is automatically issued a five dollar coupon, which is mailed or emailed to the member. The coupons, which expire after 90 days of issuance, have no cash value and may be redeemed for most items in the Company’s stores with a total purchase price equal to or greater than the value of the coupon. Loyalty points accrued in a member’s account, which have not been awarded to the member with a coupon, expire 12 months after the date in which they were earned.

RIGHT PART, RIGHT PRICE GUARANTEE!

The applicable United States generally accepted accounting principles guidance used by the Company to account for its loyalty program is Financial Accounting Standards Board Accounting Standards Codification 605-50-Customer Payments and Incentives (“ASC 605-50”). According to ASC 605-50:

“The vendor shall recognize the rebate or refund obligation as a reduction of revenue based on a systematic and rational allocation of the cost of honoring rebates or refunds earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate or refund. Measurement of the total rebate or refund obligation shall be based on the estimated number of customers that ultimately will earn and claim rebates or refunds under the offer (that is, breakage should be considered if it can be reasonably estimated).”

Based on this guidance, the Company reduces revenue in periods when loyalty points are earned by members, based on a breakage adjusted estimated redemption rate, and records a corresponding deferred revenue liability. The Company recognizes revenue in periods when coupons are redeemed and records a corresponding reduction to the deferred revenue liability.

The Company evaluated the necessity for disclosure of its loyalty program accounting policy and activity in the footnotes to its consolidated financial statements and determined that disclosure was not warranted due to immateriality. As of December 31, 2014, the Company had recorded a deferred revenue liability of $4.3 million related to its loyalty program and during the year ended December 31, 2014, the Company recognized $5.6 million of deferred revenue. As of December 31, 2013, the Company had recorded a deferred revenue liability of $1.2 million related to its loyalty program and during the year ended December 31, 2013, the Company recognized $0.3 million of deferred revenue. The deferred revenue liability represented 0.15% and 0.05% of the Company’s total current liabilities as of December 31, 2014 and 2013, respectively, and the loyalty program deferred revenue recognized for the years ended December 31, 2014 and 2013, was 0.078% and 0.005% of sales, respectively, and immaterial for disclosure purposes.

The Company will continue to account for its loyalty program in accordance with ASC 605-50 and will continue to monitor the program’s impact on its consolidated financial statements and the need for disclosure of its loyalty program in the corresponding footnotes.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is fully responsive to the comment letter. Please direct any further questions or comments to the undersigned.

Very truly yours,

O’REILLY AUTOMOTIVE, INC.

/s/ Thomas McFall
Thomas McFall
Executive Vice President / Chief Financial Officer
Direct Line: (417) 874-7162
Email: tmcfall@oreillyauto.com